Filed by Personnel Group of America, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Registrant No. 001-13956

[PGA LOGO]

PERSONNEL GROUP OF AMERICA, INC.

PGA Contacts:	James C. Hunt Chief Financial Officer 704-442-5105	Ken Bramlett, Jr. Senior Vice President 704-442-5106

PERSONNEL GROUP OF AMERICA ANNOUNCES COMPREHENSIVE FINANCIAL
RESTRUCTURING AND THIRD QUARTER OPERATING RESULTS

CHARLOTTE, NC (November 12, 2002) — Personnel Group of America, Inc. (NYSE:PGA), today announced an agreement in principle with certain of its creditors for a comprehensive financial restructuring. The Company also reported results for the third quarter and nine months ended September 29, 2002.

Larry Enterline, PGA Chief Executive Officer, commented, “This is an important announcement for PGA. Our third quarter earnings were in line with our expectations, and we continue to be proud of the efforts of our field personnel in what remains a trying economic environment. Even more important for us, however, is the agreement in principle we have reached with certain of our creditors to restructure PGA’s balance sheet and lower our outstanding debt by more than $125.0 million. Although we have a lot of work to do yet to complete the restructuring, we are excited about our prospects, given the support of our creditors, and believe that the expected debt reduction will speed the Company’s return to profitability as the broader economy continues to strengthen and technology spending recovers. At a minimum, the restructuring, which we expect to complete in the first half of 2003, will improve PGA’s financial condition significantly, and enable our management to refocus its complete attention on our operations, our customers and our employees. At the same time, because the restructuring also preserves equity for our current stockholders, it ensures their continued participation in the value we intend to create as we build our businesses without the debt overhang that has severely restricted our flexibility in the recent past.”

Financial Restructuring Highlights
PGA announced an agreement-in-principle with the holders of approximately 42% of its senior revolving credit debt and approximately 57% of its 5.75% Convertible Subordinated Notes due 2004 to restructure the outstanding indebtedness of the Company. PGA also reported that it and the senior lenders who have signed the agreement in principle have secured options from the non-participating senior lenders to acquire the non-participating senior lenders’ interests in the revolving credit facility. As a result, parties to the agreement in principle can ensure participation in the restructuring by the holders of 100% of PGA’s outstanding senior debt. Key elements of the proposed restructuring are:

•	A registered bond exchange offer and consent solicitation, in which PGA’s $115.0 million of outstanding 5.75% Convertible Subordinated Notes and accrued interest would be exchanged for cash equal to six months of interest on these notes and newly issued PGA common stock representing 83% of PGA’s outstanding equity. PGA also expects to pay the regularly scheduled January 2003 interest payment due on these 5.75% notes in the ordinary course of business.

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PGA Reports Third Quarter Results

November 12, 2002

•	Retention by current stockholders of their existing common stock, which after the restructuring would represent 17% of the Company’s outstanding equity.

•	Retirement of PGA’s outstanding revolving credit debt (currently estimated to be $103.0 million) at a discount in exchange for cash and new subordinated notes and common stock purchase warrants.

•	An immediate reduction in the maximum availability under PGA’s revolving credit facility from $136.0 million to $114.0 million.

•	A reverse stock split to adjust the post-restructuring share capitalization.

•	PGA expects to close the financial restructuring in the first half of 2003. Consummation of the restructuring is subject to completion of definitive agreements, due diligence and a number of other conditions and, as a result, there can be no assurance that the Company will be able to complete the proposed restructuring as planned or at all. For a more complete description of the restructuring, see “Financial Restructuring” below and the Company’s Report on Form 8-K (and the related exhibits) dated November 12, 2002, to be filed later today with the Securities and Exchange Commission (available on the Commission’s website at http://www.sec.gov).

Third Quarter 2002 Financial Highlights
Third quarter financial highlights included:

•	Total EBITDA rose sequentially to $4.5 million, up 7.6% from the second quarter.

•	Commercial Staffing revenues and operating income increased sequentially 5.5% and 36.7%, respectively, from the second quarter.

•	IT Services revenues and operating income fell sequentially by 9.8% and 14.0%, respectively, from the second quarter.

•	SG&A expenses decreased from last year and sequentially from the second quarter by 22.6% and 6.7%, respectively.

•	Long-term debt at quarter end of $218.0 million and cash of $25.1 million, resulting in net debt of $192.9 million.

Third Quarter 2002 Financial Results
For the third quarter, total revenues were $137.7 million, down from $141.7 million in the second quarter of this year. PGA’s Information Technology Services practice contributed $70.0 million, or 51%, of total revenues during the quarter, and its Commercial Staffing business unit added $67.6 million, or 49%, of total revenues. Cash provided from operating activities was $2.2 million, down from $5.4 million in the second quarter of this year. Before restructuring and rationalization charges, the Company lost $1.1 million, or ($0.04) per share, during the third quarter, compared with a loss, also exclusive of restructuring and rationalization charges, of $1.5 million, or ($0.06) per share, during the second quarter. After the restructuring and rationalization charges, the Company reported a net loss of $2.2 million, or ($0.08) per share, compared with a net loss of $2.7 million, or ($0.10) per share, in the second quarter.

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PGA Reports Third Quarter Results

November 12, 2002

Commenting on the third quarter results, Mr. Enterline noted, “We are encouraged by the strength in our commercial staffing temporary help business in the third quarter, and are very pleased that commercial staffing revenues increased sequentially for the second straight quarter on fewer billing days. IT spending remained weak throughout the third quarter, and we do not expect short-term improvements there, especially now that we are entering the holiday season and nearing the end of the year. We will continue to maximize our sales and marketing efforts, and reduce costs as necessary to keep our selling, general and administrative expenses in line with our revenue expectations.”

“We continue to be pleased with our operational restructuring and rationalization efforts and our balance sheet management,” President and Chief Financial Officer James C. Hunt said. “Throughout the third quarter, we maintained our cash balance at approximately $25.0 million, as we were successful in funding our operating expenses with cash from operations. Additionally, the revolving credit facility commitment reduction is consistent with our expectation for lowered borrowing needs.”

Information Technology Services
IT Services revenues decreased 9.8% from $77.6 million in the second quarter to $70.0 million in the third quarter, as the weak environment for IT spending persisted throughout the third quarter. IT gross margins were 23.6% in the third quarter, down from 24.4% in the second quarter this year as the result of general margin pressures attributable to the continuing “buyer’s market” in IT services. Operating income margins were 4.6% before restructuring and rationalization charges, down from 4.8% in the second quarter.

The Company’s average bill rate declined during the third quarter to $74.12, down from $77.34 in the second quarter. Average pay rates were $56.22, also down from $58.43 in the second quarter. IT billable headcount declined from the second quarter levels, with an average of approximately 2,140 IT professionals on assignment during the third quarter and an end of quarter level of approximately 2,125 professionals.

Commercial Staffing
Revenues for PGA’s Commercial Staffing unit increased 5.5% in the third quarter to $67.6 million from $64.1 million in the second quarter as the result of some economic improvements during the third quarter and the resulting increases in demand for temporary help (particularly at several larger customers). Gross profits in Commercial Staffing were $15.2 million in the third quarter, up 5.4% from $14.4 million in the second quarter. Commercial Staffing permanent placement revenues in the third quarter fell 17.6% to $2.1 million from $2.6 million in the second quarter and fell as a percentage of total division sales to 3.1% in the third quarter from 4.0% in the second quarter. Gross margin percentage was 22.4% in both the second and third quarters. Operating income margin was 4.7%, up from 4.2% in the second quarter due primarily to the increase in revenues and the ongoing maintenance of stringent cost controls.

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PGA Reports Third Quarter Results

November 12, 2002

Financial Restructuring
The agreement in principle announced today by PGA has been signed by the Company and the holders of approximately 42% of its senior revolving credit debt and approximately 57% of the outstanding face amount of its 5.75% Convertible Subordinated Notes due July 2004. PGA also reported that it and the senior lenders participating in the agreement in principle have secured options from the non-participating senior lenders (which are exercisable through and including June 30, 2003) to acquire the non-participating senior lenders’ interests in the revolving credit facility. As a result, parties to the agreement in principle can ensure participation in the restructuring by the holders of 100% of PGA’s outstanding senior debt. If the contemplated restructuring is completed, PGA expects to reduce the outstanding principal amount of its indebtedness by over $125.0 million. The agreement in principle contemplates, among other things, the following terms and provisions:

•	Commencement of an offer to exchange all of PGA’s outstanding 5.75% Convertible Subordinated Notes due 2004 and accrued interest for cash equal to six months of interest on these notes and newly issued shares of PGA common stock representing 83% of PGA’s outstanding common stock on the closing date (without taking into account dilution from the Series A warrants described below or a new management equity incentive plan that will be adopted after closing). The Company also intends to solicit consents from the current 5.75% noteholders to modify certain terms of any of these 5.75% notes that may remain outstanding following completion of the exchange offer. As the restructuring will likely be concluded after January 1, 2003, PGA also expects to pay the regularly scheduled January 2003 interest payment on the 5.75% notes in the ordinary course of business.

•	Existing stockholders would retain all of their existing common stock, which would represent 17% of the Company’s then outstanding common stock (without taking into account dilution from the Series A warrants described below or the newly adopted management equity incentive plan).

•	The retirement of PGA’s outstanding senior revolving credit debt (currently expected to be $103.0 million) in exchange for $50.0 million to $53.5 million in cash and $39.2 million to $42.7 million in new subordinated notes. The Company anticipates that the cash payment will be funded from cash on hand and the proceeds of a new asset-based loan. Except as set forth below, the new subordinated notes will have a stated maturity of four years, bear interest at 15% per annum (300 basis points of which will be payable in kind) and be issued together with Series A warrants to purchase 13% of PGA’s fully diluted common stock at an exercise price based on a total post-restructuring equity value for the Company of $60.0 million. To the extent that new subordinated notes are issued at closing in excess of an aggregate principal amount of $39.2 million, such excess notes will bear interest at 24% per annum (800 basis points of which will be payable in kind) and after 12 months will be convertible at the holders’ option into PGA common stock at the then market value. Unlike the 15% notes, none of these 24% notes, if any, will be issued with any additional warrants. In addition, if and to the extent that the Company has not prepaid the 15% or 24% notes within 24 months following closing it will issue additional 15% notes on the same terms (except that the maturity of these new notes will be coterminous with the existing notes) with a face value of up to $4.2 million.

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PGA Reports Third Quarter Results

November 12, 2002

•	An immediate reduction in the maximum availability under PGA’s revolving credit facility from $136.0 million to $114.0 million.

•	A reverse stock split to adjust the number of post-restructuring shares of common stock outstanding as determined to be reasonable in view of customary capitalization and listing requirements.

The agreement-in-principle also contemplates that the Company and certain major stockholders will enter into a securityholders’ agreement to set the size of the Company’s board of directors at seven following the restructuring and provide for the designation of two representatives of the new major stockholders (and the nomination of four independent directors) to serve on the board. The agreement in principle also contemplates that outstanding options under PGA’s stock option plans will be cancelled and that a new option plan will be adopted. The ownership percentages described in this press release assume the cancellation of all outstanding options and do not include options that may be awarded under any replacement plans.

PGA expects to close the financial restructuring in the first half of 2003. Consummation of the restructuring is subject to a number of conditions, however, including the negotiation and execution of definitive transaction agreements, the completion of due diligence by the participating senior lenders and noteholders, PGA stockholder approvals, the tender of at least 98% of the outstanding convertible notes in the contemplated exchange offer, the effectiveness of registration statements for securities to be issued and the Company’s ability to arrange a new asset-based loan on satisfactory terms. Additionally, if the participating senior lenders or PGA do not exercise the purchase option described above, the Company may not be able to win support for the restructuring from all of its senior revolving credit lenders. As a result, there can be no assurance that the Company will be able to complete the proposed restructuring (or the backup plan described below) as planned or at all. If the restructuring as outlined is not completed within 150 days after the execution of definitive transaction agreements, the agreement-in-principle contemplates that the Company will file a bankruptcy petition under Chapter 11 of the United States Bankruptcy Code and pursue a specified bankruptcy plan of reorganization that would be supported by the parties to the agreement in principle. This backup reorganization plan would contemplate that the existing senior lenders receive cash, newly issued subordinated notes (with warrants for 10% of PGA’s fully diluted equity attached), newly issued redeemable convertible preferred stock that would be convertible into 70% of PGA’s fully diluted equity and newly issued common stock representing 3% of PGA’s fully diluted equity, the current 5.75% noteholders would receive newly issued common stock representing 17% of PGA’s fully diluted equity and the senior lenders would “gift” the 3% common stock interest that they received in this plan to the existing stockholders. PGA would have the right to redeem the newly issued preferred stock for a redemption price equal to its liquidation preference ($35.0 million) plus accrued and unpaid dividends.

Upon completion of definitive restructuring agreements, the Company intends to file a registration statement relating to the note exchange offer and consent solicitation and the warrants to be issued in connection with the new subordinated notes, and a preliminary proxy statement and related proxy materials with respect to the necessary stockholder approvals. These filings will contain important information about the Company, the exchange offer and consent solicitation, the matters to be presented for stockholder approval and related matters. Current noteholders, stockholders and other interested parties are urged to read the Company’s filings with the SEC, including the registration statement and proxy materials once they are filed,

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PGA Reports Third Quarter Results

November 12, 2002

for information regarding the Company, the note exchange offer, the consent solicitation and the matters to be presented for stockholder approval. The prospectus and consent solicitation, the related letter of transmittal and certain other documents related to the exchange offer will be made available to all current noteholders and the proxy statement, proxy card and other materials relating to the solicitation of stockholder approval for these transactions will be made available to all holders of common stock as of the record date for the special meeting of stockholders called to consider these matters, in each case, at no expense to the noteholders or the stockholders. These documents will also be available at no charge at the SEC’s website at http://www.sec.gov. The shares of common stock to be offered in the note exchange offer may not be sold prior to the time that the Company’s registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy in any state where such offer, solicitation or sale would be unlawful.

This description of PGA’s financial restructuring contains certain forward-looking statements, including statements regarding the completion of the restructuring and the expected impact of the restructuring on the Company’s financial condition. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted results. A number of factors, including those identified below and those identified in the section labeled “Forward-looking Statements” at the end of this press release, could adversely affect the Company’s ability to complete the financial restructuring or obtain the results that the Company expects: whether the participating senior lenders exercise their option to purchase the non-participating senior lenders’ interests in the senior revolving credit facility, the ability of the Company to enter into definitive transaction agreements with the parties to the agreement in principle to effect the transactions described in the agreement in principle; the Company’s ability to satisfy timely the conditions to the restructuring and the exchange offer; acceptance of the exchange offer by holders of no less than 98% of the outstanding 5.75% convertible notes; and the Company’s ability to obtain timely approval of these transactions from its stockholders.

Conference Call Information
PGA will conduct a conference call today at 11:00 a.m. Eastern Time to discuss the quarterly financial results. The conference call-in number is 1-800-218-9073. The call will also be Web cast live and replayed for 30 days at http://www.pga-inc.com or http://www.companyboardroom.com. A taped replay of the call will be available through November 19, 2002, by dialing 1-800-405-2236, pass code “499013#.”

NYSE Continued Listing Criteria
The Company has advised the NYSE of the financial restructuring. Although the Company believes it can reach agreement with the NYSE on a compliance plan, or alternatively obtain listing of its shares on another national securities exchange or established over-the-counter trading market, following the restructuring, there can be no assurance that the Company will be able to maintain its listing on the NYSE or effect a new listing on another stock exchange. The agreement in principle contemplates that the Company will use best efforts to remain listed on the NYSE or to procure a new stock exchange listing for the shares of common stock and warrants to be issued in the restructuring.

About PGA
Personnel Group of America, Inc. is a nationwide provider of information technology consulting and custom software development services; high-end clerical, accounting and other specialty professional staffing services; and technology systems for human capital management. The Company’s IT Services operations now operate under the name “Venturi Technology Partners” and its Commercial Staffing operations operate as “Venturi Staffing Partners” and “Venturi Career Partners.”

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PGA Reports Third Quarter Results

November 12, 2002

Forward-looking Statements
Certain information contained in this press release may be deemed forward-looking statements regarding events and financial trends that may affect PGA’s future operating results or financial position. These statements may be identified by words such as “estimate,” “forecast,” “plan,” “intend,” “believe,” “should,” “expect,” “anticipate,” or variations or negatives thereof, or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements.

These risks and uncertainties include, but are not limited to, the following: the risk that the Company may not be able to complete the proposed financial restructuring as planned or at all, the risk of further violations of New York Stock Exchange continued listing standards or of New York Stock Exchange delisting due to current deviations from quantitative listing standards; changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries; adverse changes in credit and capital markets conditions that may affect the Company’s ability to obtain financing or refinancing on favorable terms; economic declines that affect the Company’s liquidity or ability to comply with its loan covenants or covenants to be included in the definitive agreements contemplated in the agreement in principle; continuing weakness or reductions in corporate information technology spending levels; adverse changes to management’s periodic estimates of future cash flows that may affect management’s assessment of its ability to fully recover its intangible assets; reductions in the supply of qualified candidates for temporary employment or the Company’s ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for PGA’s services, or the Company’s ability to maintain its profit margins; the possibility of the Company incurring liability for the activities of its temporary employees or for events impacting its temporary employees on clients’ premises; the Company’s success in attracting, training and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general; and other matters discussed in this press release and the Company’s SEC filings. Because long-term contracts are not a significant part of PGA’s business, future results cannot be reliably predicted by considering past trends or extrapolating past results. The Company undertakes no obligation to update information contained in this release and is not responsible for any changes made to this release by wire or Internet services.

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PGA Reports Third Quarter Results

November 12, 2002

PERSONNEL GROUP OF AMERICA, INC.
Financial Highlights
(in thousands, except per share data)

	Quarters Ended			Nine Months Ended

	Sept. 29,	Sept. 30,	%	Sept. 29,	Sept. 30,	%
	2002	2001	Change	2002	2001	Change

Revenues	$137,681	$173,573	-20.7%	$421,466	$577,567	-27.0%

Direct cost of service	105,965	129,451	-18.1%	322,640	424,916	-24.1%

Gross profit	31,716	44,122	-28.1%	98,826	152,651	-35.3%

Operating expenses
Selling, general and administrative	27,199	35,138	-22.6%	86,403	118,762	-27.2%
Depreciation and amortization	1,645	5,942	-72.3%	5,204	18,081	-71.2%

Total operating expenses	28,844	41,080	-29.8%	91,607	136,843	-33.1%

Operating income before restructuring and rationalization charges	2,872	3,042	-5.6%	7,219	15,808	-54.3%
Restructuring and rationalization charges	1,290	474	172.2%	3,134	4,833	-35.2%

Operating income	1,582	2,568	-38.4%	4,085	10,975	-62.8%
Interest expense	4,275	4,638	-7.8%	12,972	14,467	-10.3%

Loss before income taxes	(2,693)	(2,070)	30.1%	(8,887)	(3,492)	154.5%
Provision (benefit) for income taxes	(534)	(900)	-40.7%	3,127	(2,193)	-242.6%

Loss before cumulative effect of change in accounting principle	(2,159)	(1,170)	84.5%	(12,014)	(1,299)	824.9%
Cumulative effect of change n accounting principle	—	—	N/A	(242,497)	—	N/A

Net loss	$(2,159)	$(1,170)	84.5%	$(254,511)	$(1,299)	N/A

Earnings per diluted share: (1)
Loss from continuing operations	$(0.08)	$(0.04)	100.0%	$(0.45)	$(0.05)	800.0%
Loss from cumulative effect of change in accounting principle	—	—	N/A	(9.07)	—	N/A

Net loss	$(0.08)	$(0.04)	100.0%	$(9.52)	$(0.05)	N/A

Cash earnings per diluted share (2)	$(0.03)	$0.06	-150.0%	$(0.13)	$0.34	-138.2%

Average shares outstanding:
Diluted	26,753	26,624	0.5%	26,728	26,449	1.1%
Basic	26,753	26,624	0.5%	26,728	26,449	1.1%

EBITDA (3)	$4,517	$8,984	-49.7%	$12,423	$33,889	-63.3%

(1)	The conversion of the Company’s 5-3/4% convertible Subordinated Notes due July 2004 into common shares was excluded from the computation of net income per diluted share because their effect is antidilutive.
(2)	Cash EPS is calculated before amortization of intangibles and restructuring and rationalization charges and before cumulative effect of change in accounting principle, but net of tax effects.
(3)	Earnings before interest, taxes, depreciation, amortization, restructuring and rationalization charges, and cumulative effect of change in accounting principle. This information is not a US GAAP measure and is not intended to be superior to US GAAP information. EBITDA as defined by the Company may not be comparable to similarly titled measures reported by other companies.

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PGA Reports Third Quarter Results

November 12, 2002

PERSONNEL GROUP OF AMERICA, INC.
Financial Highlights
(in thousands, except per share data)

	Quarters Ended			Nine Months Ended

	Sept. 29,	Sept. 30,	%	Sept. 29,	Sept. 30,	%
	2002	2001	Change	2002	2001	Change

SELECTED SEGMENT INFORMATION:
Revenues:
IT Services	$70,041	$103,939	-32.6%	$229,980	$356,976	-35.6%
Commercial Staffing	67,640	69,634	-2.9%	191,486	220,591	-13.2%

Total revenues	$137,681	$173,573	-20.7%	$421,466	$577,567	-27.0%

Operating income:
IT Services	$3,210	$6,890	-53.4%	$11,020	$24,083	-54.2%
Commercial Staffing	3,683	4,140	-11.0%	8,215	15,142	-45.7%

Total operating income	$6,893	$11,030	-37.5%	$19,235	$39,225	-51.0%

Corporate expenses	3,902	3,913	-0.3%	11,647	11,148	4.5%
Amortization of intangible assets	119	4,075	-97.1%	369	12,269	-97.0%
Restructuring and rationalization charges	1,290	474	172.2%	3,134	4,833	-35.2%

Total operating income	$1,582	$2,568	-38.4%	$4,085	$10,975	-62.8%

SELECTED CASH FLOW INFORMATION:
Net cash provided by operating activities	2,248	16,989	-86.8%	23,342	37,274	-37.4%
Acquisition-related payments	—	2,045	-100.0%	—	8,620	-100.0%
Purchases of property and equipment, net	420	414	1.4%	1,244	2,004	-37.9%
Borrowings (repayments) under credit facility	(1,700)	(18,000)	-90.6%	(16,000)	(30,000)	-46.7%

SELECTED BALANCE SHEET INFORMATION:

	Periods Ended

	Sept. 29,	Dec. 31,
	2002	2001

Cash	$25,123	$17,557
Accounts receivable, net	82,553	87,088
Intangibles, net	193,772	478,836
Total assets	332,168	630,588

Current liabilities	59,332	58,745
Long-term debt, less current portion (1)	218,000	234,000
Total shareholders’ equity	43,654	298,093

(1)	Long-term debt includes $115 million of 5-3/4% Convertible Subordinated Notes due July 2004.

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